As filed with the Securities and Exchange Commission on August 1, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

Under

The Securities Act of 1933

INNOVATIVE COMPANIES, INC.

(Exact name of registrant as specified in its charter)

Florida	59-2600232
(State or other jurisdiction	(IRS Employer Identification No.)
of incorporation or organization)

6950 Bryan Dairy Road

Largo, Florida 33777

(Address of principal executive offices) (Zip Code)

1999 EMPLOYEE STOCK OPTION PLAN

1999 NON-EMPLOYEE STOCK OPTION PLAN

(Full title of plan)

Mihir K. Taneja, Chief Executive Officer

Innovative Companies, Inc.

6950 Bryan Dairy Road

Largo, Florida 33777

(Name and address of agent for service)

(727) 544-8866

(Telephone number, including area code, of agent for service)

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Common Stock	1,500,000	$3.96	$5,940,000	$481

(1)	This Registration Statement shall also cover any additional shares of Common Stock which become issuable under the 1999 Employee Stock Option Plan and the 1999 Non-Employee Stock Option Plan, by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of the outstanding shares of Common Stock of Innovative Companies, Inc.

(2)	Computed pursuant to Rule 457(c) of the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee and not as a representation as to any actual proposed price. The offering price per share, maximum aggregate offering price and registration fee is based upon the average of the high and the low price on the Nasdaq Stock Market on July 22, 2003.

Prospectus

INNOVATIVE COMPANIES, INC.

1,500,000 SHARES OF COMMON STOCK

issuable pursuant to the

1999 EMPLOYEE STOCK OPTION PLAN

and the

1999 NON-EMPLOYEE STOCK OPTION PLAN

This prospectus relates to the sale of up to 1,500,000 shares of common stock of Innovative Companies, Inc. offered by certain holders of our securities acquired upon the exercise of options issued to such persons pursuant to our 1999 Employee Stock Option Plan and our 1999 Non-Employee Stock Option Plan. The shares may be offered by the selling stockholders from time to time in regular brokerage transactions, in transactions directly with market makers or in certain privately negotiated transactions. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution.” We will not receive any of the proceeds from the sale of the shares by the selling stockholders. Each of the selling stockholders may be deemed to be an “underwriter,” as such term is defined in the Securities Act of 1933.

Our common stock trades on the Nasdaq SmallCap Market under the symbol “GORX.” On July 22, 2003, the closing sale price of the common stock was $3.96 per share. The securities offered hereby are speculative and involve a high degree of risk and substantial dilution. Only investors who can bear the risk of loss of their entire investment should invest. See “Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 1, 2003.

Prospectus Summary

General Overview

At Innovative Companies, Inc., we manufacture, package and ship high-quality private label dietary supplements, over-the-counter drugs, and health and beauty care products for companies worldwide under two of our Florida-incorporated companies, Innovative Health Products, Inc. and Belcher Pharmaceuticals, Inc. Belcher Pharmaceuticals is our FDA-registered, over-the-counter manufacturing company. As a private-label contract manufacturer, we develop and manufacture for ourselves, and our customers, dietary supplements and health and beauty care products for distribution through various outlets. Through Breakthrough Engineered Nurition, Inc., we distribute two of our own branded product lines; Lean Protein, a three SKU, high protein zero and low carbohydrate foods line, and Thermo ZXE, a five SKU energy drink line. Go2PBM Services, Inc, a Florida corporation, is our pharmacy benefit management company that manages multiple health care plan members and their related pharmacy claims.

Our manufacturing customers include mass marketing companies, network marketing, distributors and direct sales companies. We manufacture, package and ship these products from our two facilities located in Largo, Florida. In addition to our private label business, we develop, manufacture and distribute our own branded dietary supplements and health and beauty care products We distribute these products to retail consumers, marketing companies, wholesalers and retailers, including independent pharmacies, regional and national chain drug stores, direct mail companies, mass merchandisers, deep discounters and brokers. We are currently forming strategic alliances with health maintenance organizations, insurance companies, retail chains, and other health related associations to attract new customers.

In April 2000, we formed a wholly-owned distribution subsidiary named Breakthrough Engineered Nutrition, Inc., a Florida corporation, for the purpose of marketing and distributing our own branded product line, “Lean Protein.” Products introduced under this product line include, “Lean Protein Bites” which we believe is a “one-of-a-kind” high protein, low carbohydrate, sweet and crunchy snack food that is offered in three flavors. Further targeted to the sports and fitness markets, is our energy beverage line, Thermo ZXE, designed to provide energy that we believe assists in improving performance during workouts. Our third product line launched during July 2003, Carb Slim tm, a zero effective carb candy line. We have an established and growing network of over 40 distributors strategically located across the United States and Canada. Our product lines are sold in national as well as local grocery chains, convenience stores, health food stores and gyms.

In March 2001, we incorporated our pharmacy benefit management company, Go2PBM Services, Inc., a Florida corporation. Go2PBM Services administers drug benefits for health maintenance organizations, insurance company plans, preferred provider organizations, self-insured corporate health plans and Taft-Hartley self-insured labor unions. As a pharmacy benefit manager, the company oversees all member benefits in low risk plans, while taking an exclusively administrative role in higher risk plans. Our administrative services include claim processing, network management and customer service.

Our principal offices are located at 6950 Bryan Dairy Road, Largo, Florida 33777, and our telephone number is (727) 544-8866. We are formed under the laws of the state of Florida.

The Offering

Shares of common stock outstanding prior to this offering	7,569,674

Shares offered in this prospectus	1,500,000

Total shares outstanding after this offering	9,069,674

Use of proceeds	We will not receive any proceeds from the sale of the shares of common stock offered in this prospectus.

Risk Factors

Investment in our common stock involves a high degree of risk. You should consider the following discussion of risks as well as other information in this prospectus. The risks and uncertainties described below are not the only ones. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business could be harmed. In such case, the trading price of our common stock could decline.

New or Amended Government Regulation Could Adversely Impact Our Business and Operations: We may be subject to additional laws or regulations by the Food and Drug Administration or other federal, state or foreign regulatory authorities, the repeal of laws or regulations which we consider favorable, such as the Dietary Supplement Health and Education Act of 1994, or more stringent interpretations of current laws or regulations, from time to time in the future. We are unable to predict the nature of such future laws, regulations, interpretations or applications, nor can we predict what effect additional governmental regulations or administrative orders, when and if promulgated, would have on our business in the future. We also can not predict what effect these regulations, and the related publicity from promulgation of such regulations, could have on consumer perceptions related to the nutraceutical market in which we operate. The Company, and its customers, depend on positive publicity as it relates to the efficacy and overall health benefits derived from certain products we manufacture for others. This could have a materially adverse affect on our business, financial condition, results of operations and cash flows.

The Food and Drug Administration or other governmental regulatory bodies could require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not able to be reformulated, imposition of additional record keeping requirements, expanded documentation of the properties of certain products, expanded or different labeling and scientific substantiation. Any or all of such requirements could have a materially adverse affect on our business, financial condition, results of operations and cash flows.

Our Insurance Coverage May not be Sufficient to Cover All Risk Exposure: The Company has maintained its insurance coverages for its directors and officers, general liability insurance, and product liability insurance at levels deemed adequate by the Company’s Board of Directors. The Company can not guarantee that these same levels of insurance, at premiums acceptable to the Company, will be available in the future. As related to product liability insurance, a reduction in coverage or an exclusion for one or more key raw materials, may adversely affect our ability to continue our business as currently conducted. In addition, a loss of one or more of any of these insurance policies, or a claim-related loss in excess of insured limits will adversely affect our ability to continue our business as currently conducted.

We Can Not Predict the Effects of Terrorism on the Economy or on our Company: The terrorist attacks on September 11, 2001, exacerbated an already fragile economic situation and have added to a growing level of uncertainty and caution in the marketplace. The adverse impacts to our business may include, but are not limited to, a delay in placing or a decrease in the size of orders, a lengthening of sales cycles and increased credit risks. We can give no estimate of how long these effects may last. The occurrence of any future terrorist activity will further exacerbate these effects.

The Unavailability of Additional Funds When Needed Could Adversely Impact Our Business and Operations: Management believes that cash expected to be generated from operations, current cash reserves, and existing financial arrangements will be sufficient for the Company to meet its capital expenditures and working capital needs for its operations as presently conducted. In addition, the Company would require more significant capital to expand operation or complete cash based acquisitions. If cash flows from operations, current cash reserves and available credit facilities are not sufficient, it will be necessary for the Company to seek additional financing. There can be no assurance that such financing would be available in amounts and on terms acceptable to the Company.

Selling Stockholders

The table below sets forth information concerning the resale of the shares of common stock by the selling stockholders upon exercise of the options, if any. We will not receive any proceeds from the resale of the common stock by the selling stockholders.

The following table also sets forth the name of each person who is offering the resale of shares of common stock by this prospectus, the number of shares of common stock beneficially owned by each person, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each person will own after the offering, assuming they sell all of the shares offered.

	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned After the Offering
Name	Number	Percent	Total Shares Offered	Number	Percent
Mihir K. Taneja	538,162	6.9%	200,000	338,162	4.5%

Dr. Kotha Sekharem	294,411	3.8%	150,000	144,411	1.9%

Carol Dore-Falcone	116,500	1.5%	100,000	16,500	*

Jugal K. Taneja	1,717,633	22.5%	75,000	1,642,633	21.7%

Joseph Zappala	2,008,750	26.3%	59,000	1,949,750	25.7%

George Stuart, Jr.	59,000	*	59,000	0	*

Bart Lawson	334,000	4.4%	59,000	275,000	3.6%

All Officers and Directors as a group	5,068,456	61.3%	702,000	4,366,456	57.6%

* Less than one percent.

The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholder has sole or shared voting power or investment power and also any shares which the selling stockholder has the right to acquire within 60 days. Shares owned prior to the offering include the shares issuable upon exercise of the options set forth in the “Total Shares Offered” column.

Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to the shares shown. Except where indicated by footnote and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of voting securities shown as beneficially owned by them. Percentages are based upon the assumption that each shareholder has exercised all of the currently exercisable options he or she owns which are currently exercisable or exercisable within 60 days and that no other shareholder has exercised any options he or she owns.

The following factors have been taken into consideration in calculating the amount and nature of beneficial ownership in Innovative:

•	Dr. Kotha Sekharam’s beneficially owned shares include approximately 26,733 shares beneficially owned by Madhavi Sekharam, Dr. Sekharam’s wife, as to which Dr. Sekharam exercises no investment or voting power and disclaims beneficial ownership.

•	Jugal K. Taneja’s beneficially owned shares include approximately 359,206 shares beneficially owned by his wife Manju Taneja. Mr. Taneja exercises no investment or voting power over any of the shares owned by his wife, and disclaims beneficial ownership of those shares.

Jugal K. Taneja’s beneficially owned shares also include 582,537 shares beneficially owned by Carnegie Capital, Ltd., 347,938 shares beneficially owned by Bryan Capital Limited Partnership and approximately 60,855 shares beneficially owned by First Delhi Trust. Mr. Taneja is the general partner of both Carnegie Capital, Ltd. and First Delhi Trust, and holds sole voting and investment power over these shares. Bryan Capital Limited Partnership is indirectly owned by Dynamic Health Products, Inc., an affiliate, and who Jugal K. Taneja is the Chairman and CEO.

•	Joseph Zappala’s beneficially owned shares include 478,500 shares beneficially owned by Mr. Zappala’s wife and minor child.

Plan of Distribution

Sales of the shares may be effected by or for the account of the selling stockholders from time to time in transactions (which may include block transactions) on the Nasdaq SmallCap Stock Market, in negotiated transactions, through a combination of such methods of sale, or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale or at negotiated prices. The selling stockholders may effect such transactions by selling the shares directly to purchasers, through broker-dealers acting as agents of the selling stockholders, or to broker-dealers acting as agents for the selling stockholders, or to broker-dealers who may purchase shares as principals and thereafter sell the shares from time to time in transactions (which may include block transactions) on the Nasdaq SmallCap Stock Market, in negotiated transactions, through a combination of such methods of sale, or otherwise. In effecting sales, broker-dealers engaged by a selling stockholder may arrange for other broker-dealers to participate. Such broker-dealers, if any, may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of the shares for whom such broker-dealers may act as agents or to whom they may sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits received on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

We have agreed to bear all expenses of registration of the shares other than legal fees and expenses, if any, of counsel or other advisors of the selling stockholders. The selling stockholders will bear any commissions, discounts, concessions or other fees, if any, payable to broker-dealers in connection with any sale of their shares.

We have agreed to indemnify the selling stockholders, or their transferees or assignees, against certain liabilities, including liabilities under the Securities Act of 1933 or to contribute to payments the selling stockholders or their respective pledgees, donees, transferees or other successors in interest, may be required to make in respect thereof.

Information Incorporated by Reference

The Securities and Exchange Commission allows us to incorporate by reference certain of our publicly-filed documents into this prospectus, which means that such information is considered part of this prospectus. Information that we file with the SEC subsequent to the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under all documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders have sold all of the shares offered hereby or such shares have been deregistered.

The following documents filed with the SEC are incorporated herein by reference:

•	Reference is made to the Registrant’s prospectus relating to its registration statement on Form SB-2, as declared effective by the SEC on November 10, 2000, which is hereby incorporated by reference.

•	Reference is made to the Registrant’s annual report on Form 10-KSB, as filed with the SEC on June 30, 2003, which is hereby incorporated by reference.

We will provide without charge to each person to whom a copy of this prospectus has been delivered, on written or oral request a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to such documents. Written or oral requests for such copies should be directed to Mr. Mihir K. Taneja, Secretary, Innovative Companies, Inc., 6950 Bryan Dairy Road, Largo, Florida 33777.

Disclosure Of Commission Position On Indemnification For Securities Act Liabilities

Innovative’s Articles of Incorporation, as amended, provide to the fullest extent permitted by Florida law, a director or officer of Innovative shall not be personally liable to Innovative or its shareholders for damages for breach of such director’s or officer’s fiduciary duty. The effect of this provision of Innovative’s Articles of Incorporation, as amended, is to eliminate the right of Innovative and its shareholders (through shareholders’ derivative suits on behalf of Innovative) to recover damages against a director or officer for breach of the fiduciary duty of care as a director or officer (including breaches resulting from negligent or grossly negligent behavior), except under certain situations defined by statute. Innovative believes that the indemnification provisions in its Articles of Incorporation, as amended, are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to its directors, officers and controlling persons pursuant to the foregoing provisions or otherwise, Innovative has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Additional Information Available to You

This prospectus is part of a Registration Statement on Form S-8 that we filed with the SEC. Certain information in the Registration Statement has been omitted from this prospectus in accordance with the rules of the SEC. We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy the Registration Statement as well as reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549, and at the following Regional Offices of the SEC: Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. You can obtain copies from the public reference room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549, upon payment of certain fees. You can call the SEC at 1-800-732-0330 for further information about the public reference room. We are also required to file electronic versions of these documents with the SEC, which may be accessed through the SEC’s World Wide Web site at http://www.sec.gov. Our common stock is quoted on The Nasdaq SmallCap Stock Market. Reports, proxy and information statements and other information concerning us may be inspected at The Nasdaq Stock Market at 1735 K Street, NW, Washington, D.C. 20006.

No dealer, salesperson or other person is authorized to give any information or to make any representations other than those contained in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by any person in any jurisdiction where such offer or solicitation is not authorized or is unlawful. Neither delivery of this prospectus nor any sale hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of our company since the date hereof.

1,500,000 SHARES OF COMMON STOCK

PROSPECTUS

August 1, 2003

PART I

Item 1. Plan Information.

The documents containing the information specified in Item 1 will be sent or given to participants in the Registrant’s 1999 Employee Stock Option Plan and the 1999 Non-Employee Stock Option Plan as specified by Rule 428(b)(1) of the Securities Act of 1933, as amended (the “Securities Act”). Such documents are not required to be and are not filed with the Securities and Exchange Commission (the “SEC”) either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424. These documents and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Part II of this Form S-8, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

Item 2. Registrant Information, the 1999 Employee Stock Option Plan and the 1999 Non-Employee Stock Option Plan Annual Information.

Upon written or oral request, any of the documents incorporated by reference in Item 3 of Part II of this Registration Statement (which documents are incorporated by reference in this Section 10(a) Prospectus), other documents required to be delivered to eligible employees, non-employee directors and consultants, pursuant to Rule 428(b) or additional information about the 1999 Employee Stock Option Plan and the 1999 Non-Employee Stock Option Plan are available without charge by contacting:

Mihir K. Taneja, Secretary

Innovative Companies, Inc.

6950 Bryan Dairy Road

Largo, Florida 33777

(727) 544-8866

PART II.  INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The Registrant hereby incorporates by reference into this Registration Statement the documents listed below. In addition, all documents subsequently filed pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents:

•	Reference is made to the Registrant’s annual report on Form 10-KSB, as filed with the SEC on June 30, 2003, which is hereby incorporated by reference.

Item 4. Description of Securities.

Not Applicable.

Item 5. Interests of Named Experts and Counsel.

None.

Item 6. Indemnification of Directors and Officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. The Company’s Certificate of Incorporation provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director except as limited by Florida law. The Company’s Bylaws provide that the Company shall indemnify to the full extent authorized by law each of its directors and officers against expenses incurred in connection with any proceeding arising by reason of the fact that such person is or was an agent of the corporation.

Insofar as indemnification for liabilities may be invoked to disclaim liability for damages arising under the Securities Act of 1933, as amended, or the Securities Act of 1934, (collectively, the “Acts”) as amended, it is the position of the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Acts and are therefore, unenforceable.

Item 7. Exemption from Registration Claimed.

None.

Item 8. Exhibits.

EXHIBIT
NUMBER	EXHIBIT

4.1	1999 Employee Stock Option Plan, incorporated by reference from the Registrant’s registration statement on Form SB-2 (file no. 333-92849)

4.2	1999 Non-Employee Stock Option Plan, incorporated by reference from the Registrant’s registration statement on Form SB-2 (file no. 333-92849)

5.1	Opinion of Sichenzia Ross Friedman Ference LLP

23.1	Consent of Brimmer, Burek & Keelan LLP

23.2	Consent of Sichenzia Ross Friedman & Ference LLP is contained in Exhibit 5.1.

Item 9. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Signatures

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of an amendment to a filing on Form S-8 and authorized this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Largo, State of Florida on August 1, 2003.

INNOVATIVE COMPANIES, INC.

/s/ Mihir K. Taneja
Mihir K. Taneja, Chief Executive Officer, Secretary and Director

/s/ Kotha S. Sekharam, Ph.D.
Kotha S. Sekharam President and Director

/s/ Carol Dore-Falcone
Carol Dore-Falcone Vice President and Chief Financial Officer

In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities stated, on August 1, 2003.

/s/ Jugal K. Taneja
Jugal K. Taneja Chairman of the Board of Directors

Joseph Zappala
Director

/s/ George L. Stuart, Jr.
George L. Stuart, Jr.
Director